ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 910/00428/05

Finance Dept.
Tel. 66 (0) 2537-4611

SUPPL

Date: July 29, 2005

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

05010241

- ☐ Annual Report of ________
- ☐ Financial Statement ________
- ☐ News Release on ________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated ______
  July 29, 2005, Letter PTTEP No.1.910/298/2005

PROCESSED
AUG 08 2005
THOMSON FINANCIAL

- ☐ Others ________

Yours sincerely,

P. Rg. W

Pattrapa Rojanasomsith
Senior Officer, Investor Relations

SEC MAIL PROCESSING
RECEIVED
AUG - 3 2005
WASH. D.C. 199 SECTION

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 298 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 29, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for the second quarter 2005

Reference: Letter PTTEP No. 1.910/ 290 / 2005, dated July 27, 2005

Attachment:
1. Reviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of June 30, 2005 and 2004, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for the second quarter 2005

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its reviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the second quarter 2005 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the reviewed financial statements, as of June 30, 2005, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the second quarter 2005, dated July 27, 2005.

Yours sincerely,

(Maroot Mrigadat)
President

(Reviewed Quarter-2 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Ending 30 June		Reviewed (In thousands)	
	Quarter 2		For 6 Months	
Year	2005	2004	2005	2004
Net profit (loss)	5,480,113	3,277,265	9,734,502	6,655,394
EPS (baht)	8.39	5.02	14.90	10.20

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

2. Management's Discussion and Analysis for the second quarter 2005

2.1. PTTEP Performance for the second quarter 2005

Thai economy in the half year of 2005 still demonstrated growth even though there were several negative factors. This has led to higher demands of the first six months of 2005 for power and natural gas, at the rates of 7.7 % and 12.6 % respectively, when compared with the same period of last year. Regarding petroleum sales, PTTEP's sales volume averaged 140,850 barrels of oil equivalent per day for the six months period of 2005, which was lower than the 2005 sales volume target of 144,000 barrels of oil equivalent per day. The reason stemmed from the total shut-down of Bongkot field during April 10-23, 2005 in order to tie-in the new Sour Processing Platform into the existing main facilities. However, PTTEP expects higher production in the second half year of 2005.

Considering factors which influence PTTEP's business in 2005, the upward trend of oil prices is still the major factor directly influencing Thai economy, but has small effect on PTTEP's business, since PTTEP products are the fundamental raw materials for industrial sectors and the demands for petroleum is still higher than supply. Therefore, it should not impact PTTEP's sales volume in 2005. Other factor such global terrorism attack is the area in which PTTEP has been monitoring closely and strengthening its safety and security regulations and policy to protect its employees and assets.

Regarding PTTEP business performance in the second quarter of 2005, notable aspects are summarized here.

PTTEP established PTTEP Iran Company Limited (a subsidiary of PTTEP) on March 1, 2005. The total paid-up registered capital of PTTEP Iran is USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Middle East Company Limited (a subsidiary of PTTEP). The purpose of PTTEP Iran establishment is to carry out petroleum exploration and development in the Islamic Republic of Iran.

On April 4, 2005, PTTEP International Limited (PTTEPI), a subsidiary of PTTEP, signed a Farm-out Agreement for Block B, offshore Cambodia, with Resourceful Petroleum Limited (RPL), PTTEPI will be the operator with a 40% participation interest and RPL will hold a 60% participation interest. Block B covers an area of approximately 6,551 square kilometers. The block is located about 250 kilometers off the coast of Cambodia, to the east of the Thai – Cambodian Overlapping Claims Areas. A primary geological study indicates natural gas and crude oil potential. The company plans to conduct a seismic survey and drill an exploration well in the first three years of the exploration period.

PTTEP Middle East Company Limited (PTTEP ME), a subsidiary of PTTEP is the operator with fully-owned stake in the Oman44 project. PTTEP ME (the seller) signed the Gas Sales Agreement (GSA) for the Shams Gas Field in Oman44 with the Government of Sultanate of Oman (the buyer) on April 27, 2005, referring to the essence of the Heads of Agreement (HOA) on February 28, 2005. PTTEP ME plans for gas production start up at 50 million cubic feet per day, and condensate at 3,000 barrels per day. This is a major PTTEP achievement in that it is the first time PTTEP will provide a natural gas supply to a Middle Eastern country.

In addition, PTTEP ME has significant progress on the Oman44 project from the success of the exploration drilling results of Shams-3, and Munhamir-1. Firstly, Shams-3, the well was drilled to total depth of 3,400 meters, and resulted in natural gas and condensate discoveries in a reservoir formation with a total thickness of approximately 14 meters. The testing showed a natural gas flow rate of approximately 17 million standard cubic feet per day, and condensate of approximately 2,170 barrels per day. Secondly, Munhamir-1, the well was drilled to total depth of 2,845 meters, and resulted in a crude oil discovery in a reservoir formation with a total thickness of approximately 17 meters. The testing showed a crude oil flow rate of approximately 2,367 barrels per day, and natural gas of approximately

-3- / 0.9 million...

0.9 million standard cubic feet per day. With the result of Shams-3 exploration drilling, natural gas and condensate discoveries will add values to the Shams Gas project of PTTEP. For the result of Munhamir-1 exploration drilling, the company plans to further study and to evaluate in greater detail in order to confirm the petroleum reserves for further development and production.

PTTEP Iran Company Limited (a subsidiary of PTTEP) signed an Exploration and Development contract with the National Iranian Oil Company or NIOC on April 30, 2005. PTTEP Iran Company Limited will become the operator, with 100% interest, in Petroleum Exploration and Development Project of Saveh Block. Saveh Block is located onshore, approximately 200 kilometers south of Tehran, covering an area of 13,500 square kilometers. PTTEP Iran Company Limited has been awarded with a 25-year contract to carry out petroleum exploration and development of the Saveh Block. The investment in Iran is another important milestone for PTTEP in expanding its investment base in the Middle East region. Iran has the second highest potential petroleum reserves of any country worldwide, and is currently the second largest petroleum producer in OPEC.

Reference is made to PTTEP Hoan Vu Company Limited, a subsidiary of PTTEP, which has 25% participation interest in the Vietnam 9-2 project. The other partners consist of SOCO Vietnam Limited, and Petrovietnam Exploration and Production Company with 25% and 50% interest respectively. The third appraisal well of the Vietnam 9-2 project, CNV-3X, was begun on January 30, 2005 in Ca Ngu Vang structure (located in the East Vietnam sea area, approximately 140 kilometers from Vung Tau province). The drilling reached a total depth of 6,123 meters, which was recognized as the longest directional hole in Vietnam. The final test of CNV-3X has resulted in petroleum discovery, with maximum flow rate of approximately 13,040 barrels of crude oil equivalent per day comprised of approximately 9,010 barrels of crude oil per day and approximately 22.6 million cubic feet of natural gas per day.

-4- / This.....

This discovery indicates a successful result in proving the petroleum potential of the Vietnam 9-2 project.

Reference is made to the MTJDA Project (Blocks B-17 & C-19 and B-17-01) in the Malaysia-Thailand Joint Development Area in which PTTEPI is a joint operator with PC JDA Limited by holding equally participation interests 50%. Malaysia-Thailand Joint Authority, PTTEPI and PC JDA Limited (Sellers) signed the Gas Sales Agreement (GSA) of MTJDA project (Blocks B-17 & C-19 and B-17-01), with PTT Public Company Limited (PTT) (Buyer) on June 16, 2005. Gas production is expected to commence at the Daily Contract Quantity (DCQ) of 270 million cubic feet per day (MMCFD) in mid of 2008. Furthermore, if additional petroleum reserves are discovered in a later stage, then the sellers can subsequently increase the DCQ up to 470 MMCFD. The gas sales price will be comparable to the price of major gas fields in the Gulf of Thailand.

On June 17, 2005, PTTEP signed a Stock Purchase Agreement (SPA) between a group of Buyers, PTTEP Offshore Investment Company Limited or PTTEPO (a subsidiary of PTTEP), with participation interest of 59.94%, and Mitsui Oil Exploration Co., Ltd. with a participation interest of 40.06%, and a group of sellers, Pogo Overseas Production B.V., and Pogo Producing Company in order to jointly acquire all the shares of Pogo group in Thailand, consisting of 100% shares of Thaipo Limited, and 46.34% shares of B8/32 Partners Limited. According to the SPA, PTTEPO will pay the total amount of approximately USD 490 million for this acquisition on the condition that the existing partners, namely Chevron Offshore (Thailand) Limited (Chevron) and Palangsophon Two Company Limited (PSTL) waived the First Right or Refusal under the Joint Operating Agreement. Buyers will proceed with the closing of the acquisition after the approval is granted by the Thai government. However, in exchange for the waiver of the First Right of Refusal by PSTL, the buyers have agreed to sell

-5- / 10% of...

10% of the acquired Pogo group's assets to PSTL, in the amount of approximately USD 82 million. The participation in Petroleum concession Blocks B8/32 and 9A will finally be Chevron (the operator) 51.66%, PTTEPO 25.0% (PTTEPO will pay the total amount of approximately USD 443 million for this acquisition), Mitsui Oil Exploration Co., Ltd. 16.71%, and PSTL 6.63%. Petroleum concession Block B8/32 is located in the Gulf of Thailand, covering an area of approximately 2,460 square kilometers, consisting of Tantawan fields (Thaipo Limited holds a 46.34% interest.), Benchamas, Maliwan, Jamjuree and Chaba fields (Thaipo Limited and B8/32 Partners Limited hold a 31.67% interest each). The current petroleum production is of approximately 98,800 barrels of oil equivalent per day, comprising crude oil of approximately 59,200 barrels per day, and natural gas of approximately 240 million cubic feet per day. Petroleum concession Block 9A (Thaipo Limited holds a 46.34% interest) is located in the Gulf of Thailand, covering an area of approximately 81 square kilometers, with no production at present. The completion of the acquisition above will be beneficial for PTTEP in that the company will be able to realize an immediate revenue stream from petroleum sales and increased petroleum proved reserves at approximately 52 million barrels of oil equivalent (MMBOE).

Reference is made to PTTEP Siam Limited or PTTEPS (an affiliate of PTTEP), which is the operator and holds entirely interest in Nang Nuan project (Block B6/27). The Nang Nuan project is located in the Gulf of Thailand, approximately 25 kilometers offshore from Chumpron province, covering an area of 1,306 square kilometers. The company started to produce crude oil from Nang Nuan project in June 2005 at the production rate of approximately 3,100 barrels per day from one production well. In 2006, the company plans to drill two additional exploration and production wells to increase its crude oil reserves and production. Crude oil production from the Nang Nuan project will help in satisfying the growing energy demand of the country, and will also help in reducing crude oil imports form abroad in order to reduce Thailand's expenditure in foreign currencies.

Reference is made to PTTEP, the operator, which has 44.4445% participation interest in the Bongkot project, located in the Gulf of Thailand. The other joint venture partners are Total E&P Thailand, and BG Asia Pacific PTE Ltd., which have 33.3333%, and 22.2222% participation interests respectively. The joint venture partners (Sellers) and PTT (Buyer) signed the 4th Amendment of the Bongkot Gas Sales Agreement (GSA), and a Side Agreement for additional gas sales from the Bongkot project on July 13, 2005. The details cover three items. Firstly, the development area as described in the existing GSA (an area of 1,586 square kilometers) will be expanded to cover the current total concession area of the Bongkot project (an area of 3,200 square kilometers). Secondly, PTT will purchase an additional gas volume of 61 billion cubic feet (an average of approximately 50 million cubic feet per day) during the period from April 1, 2005 to October 1, 2008. Thirdly, the joint venture partners will make an up-front payment to PTT to the amount of Baht 1,000 million (PTTEP's portion is of approximately Baht 444 million) on the signing date of amendment.

2.2 Results of Operations

2.2.1 Results of Operations - Quarterly Comparison

Earning summary	1st Quarter	2nd Quarter	2nd Quarter
Million of Baht except EPS Baht per share amounts	2005	2005	2004
Income from continuing operations			
Exploration and production	3,882	4,939	3,288
Pipelines	793	923	641
The others	(421)	(382)	(652)
Total net income	**4,254**	**5,480**	**3,277**
Diluted earnings per share – from continuing operations	6.50	8.37	5.02
Total Revenues - from Current Operational Results	13,528	14,796	11,609

-7- / Second....

Second Quarter of 2005 compared with Second Quarter of 2004

For the results of operations in the second quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 5,480 million or Baht 8.37 per share-diluted, an increase of Baht 2,203 million or 67% when compared with the same period last year net profit of Baht 3,277 million or Baht 5.02 per share-diluted. PTTEP and its subsidiaries' return on shareholders' equity in this quarter was 32.93%.

For this quarter, the total revenues of PTTEP and its subsidiaries amounted to Baht 14,796 million, an increase of Baht 3,187 million or 27% when compared with Baht 11,609 million for the same period last year. This increase was mainly due to an increase in sales of Baht 2,995 million or 27%, resulting from the higher average petroleum sales price to USD 28.14 per barrel of oil equivalent (BOE) when compared with USD 22.86 barrel per BOE for the same period last year. In addition, the increase in sales volume in this quarter to 139,035 barrels of oil equivalent per day (BOED) when compared with the same period last year at 133,101 BOED. This increased sales derived mainly from the natural gas and condensate sales from the Yetagun and the Pailin project, and the crude oil sales from the S1 and the UNOCAL III project.

PTTEP and its subsidiaries' interest income increased mainly as a result of increased fixed deposit and Treasury Bills.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 5,680 million, an increase of Baht 333 million or 6% when compared with Baht 5,347 million for the same period last year. This increase was the net effect of

(1) an increase in operating expenses, mainly as a result of maintenance costs from the Bongkot, the Yetagun and the Pailin project.

-8- / (2) an increase...

(2) an increase in exploration expenses, mainly due to the write-off of dry wells in the Algeria 433a&416b and the Yetagun project, and 2D seismic costs from the Myanmar M7&M9 project.

(3) higher administration expenses, mainly due to personnel expenses and the amortization of up-front payment as per Bongkot Gas Sales Agreement.

(4) an increase in petroleum royalties due to higher sales revenue.

(5) PTTEP and its subsidiaries had a foreign exchange loss in this quarter amounted to Baht 1 million when compared with the loss in foreign exchange at Baht 514 million for the same period last year, resulting from the increase in US dollar asset.

PTTEP and its subsidiaries had increased income tax expenses of Baht 651 million due to the higher taxable profits.

<u>Second Quarter of 2005 compared with First Quarter of 2005</u>

For the results of operations in the second quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 5,480 million or Baht 8.37 per share-diluted, an increase of Baht 1,226 million when compared with the previous quarter net profit of Baht 4,254 million, or Baht 6.50 per share-diluted.

For this quarter, the total revenues of PTTEP and its subsidiaries amounted to Baht 14,796 million, an increase of Baht 1,268 million or 9% when compared with Baht 13,528 million for the previous quarter. This increase was mainly due to an increase in sales of Baht 1,414 million, resulting from the higher average petroleum sales price to USD 28.14 per BOE when compared with USD 25.42 per BOE for the previous quarter whereas the sales volume decreased in this quarter to 139,035 BOED when compared with the previous quarter at 142,685 BOED. The higher sales revenues derived mainly from the crude oil sales from the S1 project, the natural gas sales from the Pailin project and the condensate sales from the Yetagun project.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 5,680 million, a decrease in Baht 32 million or 1% when compared with Baht 5,712 million for the previous quarter. This decrease was mainly due to the net effect of

(1) in previous quarter, there incurred loss on divestment in New Links Energy Resources Limited (New Links) which is shareholder of PT Medco Energi Internasional Tbk. (Medco).

(2) an increase in petroleum royalties due to higher sales revenue.

(3) an increase in operating expenses, mainly due to maintenance costs from the Bongkot, the Yetagun, the Pailin and the S1 project.

(4) higher exploration expenses, which were mainly as a result of the write-off of dry wells in the Algeria 433a&416b and the Yetagun project.

PTTEP and subsidiaries had increased income tax expenses of Baht 58 million due to the higher of taxable profits.

2.2.2 Results of Operations - The First Half Year Comparison

Earning summary	1st Half Year	
Million of Baht except EPS Baht per share amounts	2005	2004
Income from continuing operations		
Exploration and production	8,821	6,365
Pipelines	1,716	1,195
The others	(802)	(905)
Total net income	**9,735**	**6,655**
Diluted earnings per share – from continuing operations	14.86	10.19
Total Revenues - from Current Operational Results	28,323	22,119

-10- / For the.....

For the results of operations in the first half year of 2005, PTTEP and its subsidiaries' net profit was Baht 9,735 million or Baht 14.86 per share-diluted, an increase of Baht 3,080 million when compared with the first half year of 2004 net profit of Baht 6,655 million or Baht 10.19 per share-diluted.

For the first half year of 2005, the total revenues of PTTEP and its subsidiaries amounted to Baht 28,323 million, an increase of Baht 6,204 million or 28% when compared with Baht 22,119 million for the first half year of 2004. This increase was mainly due to an increase in sales of Baht 5,534 million, resulting from the higher average petroleum sales price to USD 26.77 per BOE when compared with the first half year of 2004 at USD 22.32 per BOE. In addition, the increase in sales volume for the first half year of 2005 to 140,850 BOED when compared with 131,144 BOED for the first half year of 2004. The higher sales derived mainly from the natural gas and condensate sales from the Yetagun, the Pailin and the UNOCAL III project, and the condensate sales from the Yadana project.

PTTEP and subsidiaries had a foreign exchange gain for the first half year of 2005 amounting to Baht 178 million whereas there was the foreign exchange loss by Baht 408 million for the first half year of 2004, resulting from an increase in US dollar asset.

PTTEP and its subsidiaries incurred expenses for the first half year of 2005 by Baht 11,391 million, an increase of Baht 1,402 million or 14% when compared with Baht 9,989 million for the first half year of 2004. This increase was the net effect of

(1) there incurred loss on divestment in New Links Energy Resources Limited (New Links) which is shareholder of PT Medco Energi Internasional Tbk. (Medco) for the first half year of 2005.

(2) an increase in petroleum royalties due to higher sales revenue.

-11- / (3) an increase...

(3) an increase in exploration expenses, mainly due to the write-off of dry wells in the Algeria 433a&416b and the Yetagun project, and 3D seismic and 2D seismic costs from the L53/43, L54/43, G4/43 and the Algeria 433a&416b project.

(4) higher of operating expenses, mainly as a result of maintenance costs from the Pailin and the Bongkot project.

PTTEP and its subsidiaries had increased income tax expenses of Baht 1,730 million due to the higher taxable profits.

2.3 Financial position

As of June 30, 2005, PTTEP and its subsidiaries had total assets amounting to Baht 114,839 million, which was Baht 2,894 million higher than the end of 2004. This increase was mainly due to the net effect of (1) an increase in cash and cash equivalents by Baht 7,995 million, resulting from the higher net cash flow from operations and from divestment in New Links which is shareholder of Medco (2) an increase in oil and gas properties of Baht 3,154 million and (3) a decrease in investments accounted for under equity method by Baht 9,319 million due to the divestment in New Links as mentioned.

Most of the current assets of PTTEP and its subsidiaries as of June 30, 2005 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Thai Oil Power Co., Ltd. and Energy Complex Co., Ltd., presented under the title of Investment Accounted for under Equity Method..

-12- / PTTEP....

PTTEP and its subsidiaries had total liabilities of Baht 53,679 million, which was lower than the end of 2004 by Baht 1,167 million, mainly resulting from (1) 2004 income tax payment amounting of Baht 9,285 million (2) an increase of income tax payable by Baht 6,331 million due to the higher of taxable profits and (3) higher accrued expenses of Baht 1,576 million as a result of an increased investment in oil and gas properties from the Arthit project.

PTTEP issued warrants to directors, managements and employees 2 million units on August 1, 2002, 2 million units on August 1, 2003 and 2.8 million units on August 1, 2004, with the exercise prices of Baht 111 per share, Baht 117 per share and Baht 183 per share respectively. As of June 30, 2005, the total numbers of share exercised were 1.39 million share units and the outstanding number of warrants was 5.41 million units.

On May 12, 2005, PTTEP registered the change in paid-up capital to Baht 3,266.96 million for the issuance and payment of 653.39 million ordinary shares.

As of June 30, 2005, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 11,787 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow from investment activities that amounted to Baht 1,552 million. Most of this was (1) cash received from the divestment in New Links which is shareholder of Medco amount to Baht 8,909 million (2) dividend received from Thai Oil Power Co., Ltd. amount to Baht 73 million (3) cash flow used in investment in oil and gas properties in the Arthit, the Bongkot and the Pailin project amount to Baht 7,019 million and (4) investment in Energy Complex Co., Ltd. amount by Baht 400 million.

In addition, PTTEP and its subsidiaries had a net cash flow used in financing activities that amounted to Baht 5,873 million, resulting from (1) dividend payment to share holder,Baht 9 per share, amount to Baht 5,880 million (2) cash received from the issuance of ordinary shares for the exercise of warrants amounting to Baht 7 million.

-13- / As of...

As of June 30, 2005, PTTEP and its subsidiaries had cash and cash equivalents of Baht 31,773 million, an increase in Baht 7,995 million from the end of 2004.

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 293 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 29, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Payment of Interim Dividend for Year 2005

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the Board of Directors of the Company, at meeting No. 8/2548/238 on July 29, 2005, passed a resolution for the payment of an interim dividend from petroleum income to the shareholders, for the half year operations from January 1, 2005 to June 30, 2005 at the rate of Baht 5.50 per share. The date for closing the Company's share register for the right to receive the dividend will be on August 16, 2005 at 12.00 p.m. The dividend payment date will be August 29, 2005.

Yours sincerely,

Maroot Mrigadat

President

AUDITOR'S REPORT AND INTERIM FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets as at June 30, 2005, the related consolidated and the Company statements of income, statement of changes in shareholders' equity and statement of cash flows for the period of three months and six months ended 30 June 2005 and 2004 of PTT Exploration and Production Public Company Limited and its subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2004, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 11, 2005. The consolidated and the Company balance sheet as at December 31, 2004, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

(Signed) *Satja Sasanavin*
(Satja Sasanavin)
Deputy Auditor General
For Auditor General

(Signed) *Suchitra Sommanus*
(Suchitra Sommanus)
Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
July 25, 2005

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2005 AND DECEMBER 31, 2004

Unit : Baht

		Consolidated		The Company	
Assets	Notes	JUNE 30, 2005 (Unaudited/ Reviewed)	December 31, 2004 (Audited)	JUNE 30, 2005 (Unaudited/ Reviewed)	December 31, 2004 (Audited)
Current Assets					
Cash and cash equivalents	3	31,772,809,509	23,778,245,260	11,609,873,127	16,529,283,867
Short -term investments		3,500,641,695	5,041,551,262	2,059,200,997	3,676,780,967
Trade receivable - parent company	4.1	5,631,107,019	4,385,849,370	3,387,156,044	2,792,598,210
Trade receivables	4.2	705,532,444	522,746,779	76,877,023	68,825,055
Inventories		182,002,286	61,429,855	43,235,155	44,717,242
Materials and supplies-net		1,732,761,873	1,289,521,288	956,165,459	828,603,454
Other current assets					
Working capital from co-venturers		226,971,832	204,301,741	8,515,523	3,226,524
Other receivables		376,644,313	267,850,233	259,607,639	134,128,227
Accrued interest receivable		29,469,263	28,370,667	26,855,054	15,967,807
Other current assets		703,054,006	578,807,138	360,814,756	228,711,087
Total Current Assets		**44,860,994,240**	**36,158,673,593**	**18,788,300,777**	**24,322,842,440**
Non-current assets					
Investments accounted for under equity method	2, 5.1	2,049,456,661	11,367,651,198	34,745,588,912	30,277,459,111
Long-term loans to related party	5.3	-	-	3,151,860,931	1,134,539,566
Property, plant and equipment-net	7	66,682,262,178	63,527,628,122	35,848,695,665	34,360,462,945
Intangible assets		317,305,264	336,499,253	295,791,476	295,495,228
Deferred income taxes	8.2	21,617,972	22,286,532	-	-
Other non-current assets					
Prepaid expenses	9	789,347,245	417,227,694	404,072,942	-
Deferred of bonds issuing expenses		15,484,345	20,272,106	8,308,047	10,225,289
Other non-current assets	10	102,365,390	94,287,588	11,196,645	10,761,622
Total non-current assets		**69,977,839,055**	**75,785,852,493**	**74,465,514,618**	**66,088,943,761**
Total Assets		**114,838,833,295**	**111,944,526,086**	**93,253,815,395**	**90,411,786,201**

The accompanying notes are an integral part of these statements.

(Signed) *Maroot Mrigadat*
(Maroot Mrigadat)
President

(Signed) *Sirirat Sararattanakul*
(Sirirat Sararattanakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2005 AND DECEMBER 31, 2004

Unit : Baht

	Notes	Consolidated		The Company	
		JUNE 30, 2005 (Unaudited/ Reviewed)	December 31, 2004 (Audited)	JUNE 30, 2005 (Unaudited/ Reviewed)	December 31, 2004 (Audited)
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		685,672,494	414,975,504	129,171,399	96,264,427
Working capital to co-venturers		65,031,848	246,551,349	29,656,700	120,629,381
Accrued expenses		5,536,643,948	3,960,797,227	4,135,429,237	2,627,673,051
Accrued interest payable		370,014,585	353,572,155	212,142,392	204,182,041
Income tax payable		6,330,694,784	9,636,811,523	4,480,237,944	7,295,652,482
Other current liabilities		794,071,053	832,564,417	482,989,186	398,905,664
Total Current Liabilities		**13,782,128,712**	**15,445,272,175**	**9,469,626,858**	**10,743,307,046**
Non-current liabilities					
Loan from related company		-	-	-	118,565,650
Bonds	11	18,783,873,434	17,915,513,295	10,503,439,495	10,076,953,781
Deferred income taxes	8.2	10,088,521,642	10,257,015,755	8,014,436,018	8,518,915,866
Other non-current liabilities					
Deferred income	12	5,139,308,073	5,531,254,433	-	-
Provision for decommissioning costs	13	5,534,387,595	5,229,671,609	3,764,065,978	3,553,686,543
Other non-current liabilities	14	351,112,080	466,855,802	342,745,287	301,414,298
Total non-current liabilities		**39,897,202,824**	**39,400,310,894**	**22,624,686,778**	**22,569,536,138**
Total Liabilities		**53,679,331,536**	**54,845,583,069**	**32,094,313,636**	**33,312,843,184**
Shareholders' Equity					
Share capital	15				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
653.3 million ordinary shares of Baht 5 each		-	3,266,662,000	-	3,266,662,000
653.4 million ordinary shares of Baht 5 each		3,266,964,000	-	3,266,964,000	-
Share premium		11,709,469,600	11,702,886,000	11,709,469,600	11,702,886,000
Currency translation differences		(954,994,413)	(1,154,551,974)	(954,994,413)	(1,154,551,974)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		29,905,862,572	26,051,746,991	29,905,862,572	26,051,746,991
Total Shareholders' Equity		**61,159,501,759**	**57,098,943,017**	**61,159,501,759**	**57,098,943,017**
Total Liabilities and Shareholders' Equity		**114,838,833,295**	**111,944,526,086**	**93,253,815,395**	**90,411,786,201**

The accompanying notes are an integral part of these statements.

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Notes	Consolidated		The Company	
		2005	2004	2005	2004
Revenues					
Sales		14,091,829,923	11,097,309,044	8,873,160,466	7,388,968,306
Revenue from pipeline transportation		472,102,535	403,288,185	-	-
Other revenues					
Interest income		202,937,321	37,194,222	111,539,115	42,191,243
Other revenues		20,821,211	22,137,382	5,719,610	10,173,167
Share of profit from investments accounted for under equity method		8,205,693	48,921,464	2,519,604,803	1,071,506,122
Total revenues		**14,795,896,683**	**11,608,850,297**	**11,510,023,994**	**8,512,838,838**
Expenses					
Operating expenses		1,031,203,921	855,439,271	623,935,730	489,068,192
Exploration expenses		298,877,705	131,028,209	10,161,938	10,896,878
General administrative expenses		613,325,388	362,050,558	322,692,236	170,704,898
Petroleum royalties		1,698,490,452	1,399,163,411	1,102,278,812	967,751,003
Other expenses					
Loss on foreign exchange	16	893,153	513,705,603	512,070,452	334,799,583
Depreciation, depletion and amortization		2,034,494,217	2,082,531,469	1,428,708,000	1,443,675,314
Director's remuneration		2,443,750	2,903,354	2,443,750	2,903,354
Total expenses		**5,679,728,586**	**5,346,821,875**	**4,002,290,918**	**3,419,799,222**
Income before interest and income taxes		**9,116,168,097**	**6,262,028,422**	**7,507,733,076**	**5,093,039,616**
Interest expenses		340,135,551	340,032,649	185,307,721	184,898,188
Income taxes	8.1	3,295,919,583	2,644,731,257	1,842,312,392	1,630,876,912
Net income		**5,480,112,963**	**3,277,264,516**	**5,480,112,963**	**3,277,264,516**
Earnings per share	17				
Basic earnings per share		8.39	5.02	8.39	5.02
Diluted earnings per share		8.37	5.02	8.37	5.02

The accompanying notes are an integral part of these statements.

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Notes	Consolidated		The Company	
		2005	2004	2005	2004
Revenues					
Sales		26,770,293,392	21,235,720,568	17,286,830,325	14,440,215,465
Revenue from pipeline transportation		916,029,183	761,243,299	-	-
Other revenues					
Gain on foreign exchange	16	177,815,293	-	-	-
Interest income		376,858,733	78,725,743	231,828,505	90,984,952
Other revenues		43,503,222	43,916,637	13,023,296	19,191,965
Share of profit from investments accounted for under equity method		38,934,980	-	3,869,394,611	2,018,718,348
Total revenues		**28,323,434,803**	**22,119,606,247**	**21,401,076,737**	**16,569,110,730**
Expenses					
Operating expenses		1,863,933,204	1,657,041,910	1,089,439,388	884,913,462
Exploration expenses		472,746,228	171,064,482	16,274,765	18,112,398
General administrative expenses		1,157,524,688	904,249,418	627,365,743	535,617,124
Petroleum royalties		3,249,281,864	2,654,518,679	2,160,853,791	1,855,529,359
Other expenses					
Loss on foreign exchange	16	-	408,461,561	517,527,600	265,597,857
Depreciation, depletion and amortization		4,064,906,310	4,128,945,309	2,894,099,099	2,890,614,033
Director's remuneration		4,731,250	4,325,000	4,731,250	4,325,000
Loss from divestment	2	577,873,705	-	-	-
Share of loss from investments accounted for under equity method		-	61,008,796	-	-
Total expenses		**11,390,997,249**	**9,989,615,155**	**7,310,291,636**	**6,454,709,233**
Income before interest and income taxes		**16,932,437,554**	**12,129,991,092**	**14,090,785,101**	**10,114,401,497**
Interest expenses		663,757,628	671,141,108	362,006,902	365,329,740
Income taxes	8.1	6,534,177,645	4,803,456,345	3,994,275,918	3,093,678,118
Net income		**9,734,502,281**	**6,655,393,639**	**9,734,502,281**	**6,655,393,639**
Earnings per share	17				
Basic earnings per share		14.90	10.20	14.90	10.20
Diluted earnings per share		14.86	10.19	14.86	10.19

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2003		3,261,990,000	11,601,268,000	(1,011,023,545)	332,200,000	12,496,000,000	18,993,699,118	45,674,133,573
Share capital Issued and paid-up		235,500	4,992,600	-	-	-	-	5,228,100
Currency translation differences		-	-	63,140,178	-	-	-	63,140,178
Net income		-	-	-	-	-	6,655,393,639	6,655,393,639
Dividend paid		-	-	-	-	-	(4,403,975,400)	(4,403,975,400)
Balance - as at June 30, 2004		3,262,225,500	11,606,260,600	(947,883,367)	332,200,000	12,496,000,000	21,245,117,357	47,993,920,090
Balance - as at December 31, 2004		3,266,662,000	11,702,886,000	(1,154,551,974)	332,200,000	16,900,000,000	26,051,746,991	57,098,943,017
Share capital Issued and paid-up		302,000	6,583,600	-	-	-	-	6,885,600
Currency translation differences		-	-	199,557,561	-	-	-	199,557,561
Net income		-	-	-	-	-	9,734,502,281	9,734,502,281
Dividend paid	20	-	-	-	-	-	(5,880,386,700)	(5,880,386,700)
Balance - as at June 30, 2005		3,266,964,000	11,709,469,600	(954,994,413)	332,200,000	16,900,000,000	29,905,862,572	61,159,501,759

The accompanying notes are an integral part of these statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005	2004	2005	2004
Cash flows from operating activities				
Net Income	9,734,502,281	6,655,393,639	9,734,502,281	6,655,393,639
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) loss from investments accounted for				
under equity method	(38,934,980)	61,008,796	(3,869,394,611)	(2,018,718,348)
Amortization of up-front payment under Bongkot Gas Sale Agreement	40,372,058	-	40,372,058	-
Depreciation depletion and amortization	4,060,118,549	4,124,157,548	2,892,181,857	2,888,696,791
Amortization of bonds issuing expenses	4,787,761	4,787,761	1,917,242	1,917,242
Amortization of prepaid expenses	31,953,391	20,455,977	-	-
Bond Discount	554,425	554,425	-	-
Amortization of exploration costs	196,387,175	135,717	1,380,862	96,960
Loss on disposal of assets	855,277	3,785,799	879,896	3,425,035
(Gain) loss on disposal of material	27,148	(11,384,842)	27,148	(4,633,871)
Deferred income taxes	(246,008,231)	742,357,466	(504,479,848)	21,139,952
Income recognized from deferred income	(417,641,471)	(248,755,154)	-	-
Unrealized loss on foreign exchange	453,484,657	391,964,387	506,802,282	238,337,944
Loss on divestment	577,873,705	-	-	-
Unpaid dividend	-	(20,250)	-	(20,250)
	14,398,331,745	**11,744,441,269**	**8,804,189,167**	**7,785,635,094**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	1,752,873,533	(912,088,018)	1,742,264,656	450,119,216
(Increase) decrease in trade receivables	(160,379,067)	202,553,289	(8,051,967)	284,962,365
Increase in trade receivable-parent company	(1,209,647,559)	(898,654,852)	(594,557,834)	(200,894,633)
(Increase) decrease in inventories	(120,572,431)	(21,652,716)	1,482,086	(6,770,451)
Increase in materials and supplies - net	(441,167,434)	(353,493,396)	(127,589,153)	(26,745,729)
(Increase) decrease in working capital from co-venturers	(470,796)	130,752,370	(4,414,130)	2,155,485
Increase in other receivables	(102,760,740)	(48,985,499)	(123,771,639)	(3,918,023)
Increase in accrued interest receivable	(524,119)	(2,432,836)	(10,858,806)	(105,303)
Increase in other current assets	(122,870,782)	(83,580,514)	(131,405,657)	(99,569,870)
Decrease in prepaid expenses	-	48,421	-	-
Increase in other non-current assets	(7,958,325)	(6,569,225)	(435,023)	(3,464,893)
(Decrease) increase in accounts payables	251,383,148	165,183,914	32,625,214	(32,245,987)

The accompanying notes are an integral part of these statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005	2004	2005	2004
Changes in assets and liabilities (continued)				
Decrease in working capital to co-venturers	(193,260,418)	(80,924,326)	(102,846,608)	(42,366,969)
(Decrease) increase in accrued expenses	1,074,139,170	358,498,089	1,030,888,719	(62,905,648)
Increase in accrued interest payable	8,873,354	6,346,572	3,573,950	3,133,651
Decrease in income tax payable	(3,313,287,093)	(1,377,707,124)	(2,815,414,538)	(2,474,806,024)
(Decrease) increase in other current liabilities	150,675,532	92,949,399	83,539,748	(11,663,451)
Decrease in deferred income	(328,487)	(23,830)	-	-
(Decrease) increase in other non-current liabilities	(115,743,722)	263,103,714	41,558,057	73,114,935
Gain from translation foreign entities' financial statements	(60,358,454)	(103,746,319)	-	-
	(2,611,384,690)	**(2,670,422,887)**	**(983,412,925)**	**(2,151,971,329)**
Net cash provided by operating activities	**11,786,947,055**	**9,074,018,382**	**7,820,776,242**	**5,633,663,765**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	(2,011,536,910)	504,290,720
Increase in investments accounted for under equity method	(399,500,000)	-	(399,404,697)	(1,074,850,496)
Dividend from related parties	73,060,000	318,953,201	-	-
Cash received from divestment	8,909,077,510	-	-	-
Increase in property, plant and equipment	(7,019,371,030)	(12,419,033,087)	(4,345,574,480)	(5,351,047,020)
Increase in intangible assets	(11,221,274)	(55,907,763)	(22,761,720)	(20,549,535)
Net cash provided by (used in) investing activities	**1,552,045,206**	**(12,155,987,649)**	**(6,779,277,807)**	**(5,942,156,331)**
Cash flows from financing activities				
Decrease in loan from related company	-	-	(118,565,650)	-
Cash received from common share issuing	6,885,600	5,228,100	6,885,600	5,228,100
Dividend paid	(5,879,842,201)	(4,401,585,515)	(5,879,842,201)	(4,401,585,515)
Net cash used in financing activities	**(5,872,956,601)**	**(4,396,357,415)**	**(5,991,522,251)**	**(4,396,357,415)**
Net increase (decrease) in cash and cash equivalents	7,466,035,660	(7,478,326,682)	(4,950,023,816)	(4,704,849,981)
Cash and cash equivalents at beginning of the period	**23,778,245,260**	**19,062,620,477**	**16,529,283,867**	**10,683,224,628**
	31,244,280,920	11,584,293,795	11,579,260,051	5,978,374,647
Effects of exchange differences	528,528,589	108,464,920	30,613,076	10,146,994
Cash and cash equivalents at end of the period	**31,772,809,509**	**11,692,758,715**	**11,609,873,127**	**5,988,521,641**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	651,405,167	662,707,374	352,924,440	361,277,399
Income taxes	10,061,176,189	7,805,849,586	7,263,321,031	5,547,344,190

The accompanying notes are an integral part of these statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 (UNAUDIED/REVIEWED) AND FOR THE YEAR ENDED DECEMBER 31, 2004 (AUDITED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2004. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company which remains unchanged during the period.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2004.

2. The Changes of Investment in Subsidiary and Associated Undertakings

On January 28, 2005, the Board of Directors of the Company approved to increase its capital in the Energy Complex Co., Ltd. based on a shareholding ratio of 50%, in the amount of Baht 399.50 million and changed its registered paid-up capital on February 24, 2005. As a result, the total paid-up registered capital will be Baht 800 million, consisting of 80 million common shares at 10 Baht each. The Company also jointly provided a loan to the Energy Complex Co., Ltd. with 50% of interest being the amount of Baht 800 million out of the total loan amount of Baht 1,600 million.

On February 17, 2005, PTTEPO completed the sale of all of its shares in New Links to Encore Int'l Limited (Encore), in the total amount of Baht 9,101.84 million (USD 236.5 million) for the shares and warranty claims while the net book value of investment is Baht 9,679.71 million. Loss from divestment amounted Baht 577.87 million is presented in income statement.

On March 1, 2005, the Company incorporated PTTEP Iran Company Limited (PTTEP IR), a subsidiary company. PTTEP IR's fully-paid up registered capital is USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Middle East Company Limited.

3. Cash and cash equivalents

Cash and cash equivalents comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Cash on hand and at banks	1,853.00	1,939.10	1,097.32	421.31
Cash equivalents	29,919.81	21,839.15	10,512.55	16,107.97
Total	31,772.81	23,778.25	11,609.87	16,529.28

Cash equivalents comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Fixed deposits at bank	17,920.17	5,495.75	575.53	454.17
Treasury bills	11,999.64	16,343.40	9,937.02	15,653.80
Total	29,919.81	21,839.15	10,512.55	16,107.97

The interest rate of saving held at call with banks is 0.25-2.00% per annum (2004: 0.25-0.50% per annum).

The interest rate of deposits held at call with banks is 1.60-2.65% per annum (2004: 0.81-1.12% per annum).

4. Account Receivables –Trade

4.1 Trade Receivable - parent company

(Unit: Million Baht)

	Consolidated		The Company	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Trade receivable	5,631.11	4,385.85	3,387.16	2,792.60
Total	5,631.11	4,385.85	3,387.16	2,792.60

4.2 Trade Receivables

(Unit: Million Baht)

	Consolidated		The Company	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Myanmar Oil and Gas Enterprise	501.99	317.76	-	-
Electricity Generating Authority of Thailand	168.88	181.54	42.22	45.39
Others	34.66	23.45	34.66	23.44
Total	705.53	522.75	76.88	68.83

5. Investments and Loans to Related Parties

Subsidiary undertakings, associated undertakings and the Group's interest in jointly controlled entities as at June 30, 2005 and December 31, 2004 are as follows:

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004	Six Months of 2005	For the Year 2004
Subsidiary Companies												
PTTEPI*	Petroleum	Shareholding / Management team from the parent company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	20,000	25,502.14	23,471.57	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	-	PTTEP 100%	-	1.51	-	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	5,067.38	3,733.54	-	-
		team from the parent company			PTTEPI 25%	PTTEPI 25%	0.04	0.04	1,698.00	1,278.46	-	-
PTTEPS*	Petroleum	Shareholding / Management	100.00	100.00	PTTEP 49%	PTTEP 49%	3,719.03	3,719.03	3,776.01	3,071.80	-	1,715.00
		team from the parent company			PTTEPO 51%	PTTEPO 51%	3,864.89	3,864.89	3,953.92	3,191.95	-	1,785.00
PTTEP Services*	Petroleum Service	Shareholding / Management	1.00	1.00	PTTEP 25%	PTTEP 25%	0.25	0.25	0.57	(0.23)	-	-
		team from the parent company			PTTEPT 75%	PTTEPT 75%	0.75	0.75	1.72	(0.68)	-	-
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(208.36)	(168.90)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(157.02)	(127.46)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(1,868.54)	(1,619.77)	-	-

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004	Six Months of 2005	For the Year 2004
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(1,122.28)	(1,000.55)	-	-
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(464.55)	(319.49)	-	-
PTTEP AG*	Petroleum	Shareholding / Management team from the parent company	2.10	2.10	PTTEPO 100%	PTTEPO 100%	2.10	2.10	(205.77)	(23.96)	-	-
PTTEPT*	Petroleum	Shareholding / Management team from the parent company	100.00	25.00	PTTEP ME 49%	PTTEP ME 49%	49.00	12.25	20.43	9.78	-	-
					PTTEPI 51%	PTTEPI 51%	51.00	12.75	21.26	10.18	-	-
PTTEP IR*	Petroleum	Shareholding / Management team from the parent company	1.91	-	PTTEPME 100%	-	1.91	-	2.07	-	-	-
<u>Associated Companies</u>												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,649.97	1,723.84	73.06	73.06
New Links*	Commerce	Shareholding	-	44.27 (Baht)	-	PTTEPO 40 %	-	9,898.26	-	9,643.35	-	245.89
Energy Complex*	Commerce	Shareholding	800.00	0.50	PTTEP 50%	PTTEP 50%	400.00	0.50	399.49	0.46	-	-
<u>Jointly Controlled Entities</u>												
CPOC*	Petroleum	Shareholding	19.8 (Baht)	19.8 (Baht)	PTTEPI 50 %	PTTEPI 50 %	Baht 9.90	Baht 9.90	Baht 9.90	Baht 9.90	-	-
MGTC*	Natural pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,819.41	1,613.76	862.99	1,686.79
TPC*	Natural pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 19.3178%	0.57	0.57	2,136.21	1,065.56	-	-

*PTTEPI	: PTTEP International Limited
PTB	: PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB was liquidated on November 1, 2004.)
PTTEPO	: PTTEP Offshore Investment Company Limited
PTTEPS	: PTTEP Siam Limited
PTTEP Services	: PTTEP Services Limited
PTTEP KV	: PTTEP Kim Long Vietnam Company Limited
PTTEP SV	: PTTEP Southwest Vietnam Company Limited
PTTEP HV	: PTTEP Hoan-Vu Company Limited
PTTEP HL	: PTTEP Hoang-Long Company Limited
PTTEP ME	: PTTEP Middle East Company Limited
PTTEP AG	: PTTEP Algeria Company Limited
PTTEPT	: PTTEP (THAILAND) LIMITED
PTTEP IR	: PTTEP Iran Company Limited
TOP	: Thai Oil Power Company Limited
New Links	: New Links Energy Resources Limited (On February 17, 2005, PTTEPO completed the sale of all of its shares in New Link to Encore)
Energy Complex	: Energy Complex Company Limited
CPOC	: Carigali – PTTEPI Operating Company Sdn Bhd.
MGTC	: Moattama Gas Transportation Company
TPC	: Taninthayi Pipeline Company LLC

5.1 Investments Accounted for under Equity Method

Investments accounted for under equity method represented in the consolidated and the company's balance sheet as at June 30, 2005 and December 31, 2004 comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
PTTEP International Limited	-	-	25,502.14	23,471.57
PTB Partner Co., Ltd.	-	-	-	0.09
PTTEP Offshore Investment Company Limited	-	-	5,067.38	3,733.54
PTTEP Siam Limited	-	-	3,776.01	3,071.80
PTTEP Services Limited	-	-	0.57	-
Thai Oil Power Company Limited	1,649.97	1,723.84	-	-
New Links Energy Resources Limited	-	9,643.35	-	-
Energy Complex Company Limited	399.49	0.46	399.49	0.46
Total	2,049.46	11,367.65	34,745.59	30,277.46

5.2 Investments in Jointly Controlled Entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar item, under similar heading in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding	
		Jun. 30, 2005	Dec. 31, 2004
Carigali - PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	19.3178	19.3178

Transactions of jointly controlled entities are included in the Company's financial statements as follows: -

(Unit: Million Baht)

	MGTC		TPC	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Balance Sheets:				
Current assets	720.60	634.51	537.19	227.96
Non-current assets	4,353.88	4,200.35	2,401.97	2,321.31
Current liabilities	(165.73)	(146.88)	(26.71)	(38.22)
Non-current liabilities	(2,975.96)	(2,874.12)	(777.18)	(1,139.64)
Assets net	1,932.79	1,813.86	2,135.27	1,371.41

	MGTC		TPC	
	For the period of six months ended			
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Statements of Income:				
Revenues	1,391.55	1,247.73	993.53	559.93
Expenses	(109.22)	(117.96)	(90.71)	(91.90)
Income before income taxes	1,282.33	1,129.77	902.82	468.03
Interest expenses	-	-	-	(12.31)
Income taxes	(330.92)	(277.87)	(248.18)	(124.89)
Net income	951.41	851.90	654.64	330.83

5.3 Long-Term Loans to Related Party

The Company lent subsidiary company amounting to Baht 3,151.86 million which has interest rate 4.625% per annum. The subsidiary company shall occasionally repay the loan.

6. Related Party Transactions

Significant transactions with related parties for the period of six months ended June 30, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Parent company PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	25,538.36	20,383.73	17,096.57	14,259.79
Revenue from rental (market price)	9.71	8.57	9.71	8.57
Prepaid incentive gas sales	-	65.84	-	65.84
Amortization of Bongkot's up-front payment	40.37	-	40.37	-
Subsidiary company				
Interest income	-	-	45.85	37.46

7. Property, Plant and Equipment – Net

(Unit: Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land, Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2004	107,894.59	1,963.77	1,990.50	111,848.86
Increase during the period	6,754.91	157.76	(25.33)	6,887.34
Decrease during the period	(133.47)	-	(3.30)	(136.77)
Currency translation difference	452.04	-	-	452.04
Balance as at June 30, 2005	114,968.07	2,121.53	1,961.87	119,051.47
Accumulated depreciation				
Balance as at December 31, 2004	(46,156.28)	(655.39)	(1,509.56)	(48,321.23)
Decrease during the period	(81.54)	21.02	132.01	71.49
Depreciation for the period	(3,902.76)	(41.48)	(85.46)	(4,029.70)
Currency translation differences	(89.77)	-	-	(89.77)
Balance as at June 30, 2005	(50,230.35)	(675.85)	(1,463.01)	(52,369.21)
Net book value as at December 31, 2004	61,738.31	1,308.38	480.94	63,527.63
Net book value as at June 30, 2005	64,737.72	1,445.68	498.86	66,682.26

Depreciation included in income statement for the period of six months ended June 30, 2004	Baht	4,093.22	Million
Depreciation included in income statement for the period of six months ended June 30, 2005	Baht	4,029.70	Million

(Unit: Million Baht)

	The Company			
	Oil and Gas Properties[1]	Land, Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2004	61,609.57	797.45	1,245.30	63,652.32
Increase during the period	4,270.42	30.64	59.40	4,360.46
Decrease during the period	(1.38)	-	(1.88)	(3.26)
Balance as at June 30, 2005	65,878.61	828.09	1,302.82	68,009.52
Accumulated depreciation				
Balance as at December 31, 2004	(27,962.11)	(418.60)	(911.15)	(29,291.86)
Decrease during the period	-	-	0.76	0.76
Depreciation for the period	(2,785.93)	(27.99)	(55.80)	(2,869.72)
Balance as at June 30, 2005	(30,748.04)	(446.59)	(966.19)	(32,160.82)
Net book value as at December 31, 2004	33,647.46	378.85	334.15	34,360.46
Net book value as at June 30, 2005	35,130.57	381.50	336.63	35,848.70

Depreciation included in income statement for the period of six months ended June 30, 2004	Baht	2,858.47	million
Depreciation included in income statement for the period of six months ended June 30, 2005	Baht	2,869.72	million

[1] Oil and Gas Properties as at June 30, 2005 included net decommissioning costs in the consolidated and the company statement amounting to Baht 2,996.80 million and 2,401.15 million, respectively.

8. Income Taxes

8.1 Income taxes

Income taxes for the period of three months ended June 30, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Petroleum income tax				
Current tax expenses	2,535.20	2,140.63	2,012.56	1,606.48
Deferred tax expenses	(105.07)	(142.97)	(273.62)	(14.01)
Total	2,430.13	1,997.66	1,738.94	1,592.47
Income tax under Revenue Code				
Current tax expenses	419.11	295.23	103.38	38.41
Deferred tax expenses	(9.88)	(15.78)	-	-
Total	409.23	279.45	103.38	38.41
Income tax in the Foreign Country				
Current tax expenses	399.10	307.80	-	-
Deferred tax expenses	57.46	59.82	-	-
Total	456.56	367.62	-	-
Total income taxes	3,295.92	2,644.73	1,842.32	1,630.88

Income taxes for the period of six months ended June 30, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Petroleum income tax				
Current tax expenses	5,450.19	4,029.70	4,341.41	3,024.71
Deferred tax expenses	(364.62)	(199.83)	(504.48)	21.14
Total	5,085.57	3,829.87	3,836.93	3,045.85
Income tax under Revenue Code				
Current tax expenses	603.00	356.42	157.35	47.83
Deferred tax expenses	(11.56)	(12.00)	-	-
Total	591.44	344.42	157.35	47.83
Income tax in the Foreign Country				
Current tax expenses	744.32	511.77	-	-
Deferred tax expenses	112.85	117.40	-	-
Total	857.17	629.17	-	-
Total income taxes	6,534.18	4,803.46	3,994.28	3,093.68

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

8.2 Deferred Income Taxes

Deferred income taxes in the balance sheet of consolidated and the company as of June 30, 2005 and December 31, 2004 are as follows:

(Unit: Million Baht)

	Consolidated	The Company
Deferred tax assets		
Petroleum income tax		
Balance as at December 31, 2004	12.23	-
Provided by (used in) Income statement	(12.23)	-
Balance as at June 30, 2005	-	-
Income tax under Revenue Code		
Balance as at December 31, 2004	10.06	-
Provided by (used in) Income statement	11.56	-
Balance as at June 30, 2005	21.62	-
Total deferred tax assets as at December 31, 2004	22.29	-
Total deferred tax assets as at June 30, 2005	21.62	-
Deferred tax liabilities		
Petroleum income tax		
Balance as at December 31, 2004	8,963.29	8,518.92
Provided by (used in) Income statement	(360.10)	(504.48)
Balance as at June 30, 2005	8,603.19	8,014.44
Income tax in the Foreign Country		
Balance as at December 31, 2004	1,293.73	-
Provided by (used in) Income statement	191.60	-
Balance as at June 30, 2005	1,485.33	-
Total deferred tax liabilities as at December 31, 2004	10,257.02	8,518.92
Total deferred tax liabilities as at June 30, 2005	10,088.52	8,014.44

8.2 Deferred income taxes (continued)

Deferred income taxes liabilities

(Unit: Million Baht)

	Consolidated			
	Gain from revaluation of decommission costs	Depreciation	Bond	Total
Balance as at December 31, 2004	311.76	10,886.28	567.84	11,765.88
Transfer to Income statement	(136.54)	219.18	(236.89)	(154.25)
Balance as at June 30, 2005	175.22	11,105.46	330.95	11,611.63

Deferred income taxes assets

(Unit: Million Baht)

	Consolidated				
	Amortization of decommission costs	Provision for obsolete stock	Provision for retirement benefits	Tax loss carried forward	Total
Balance as at December 31, 2004	1,358.38	26.60	146.17	-	1,531.15
Transfer to Income statement	68.59	0.92	(58.38)	2.45	13.58
Balance as at June 30, 2005	1,426.97	27.52	87.79	2.45	1,544.73
Net deferred income taxes as at December 31, 2004					10,234.73
Net deferred income taxes as at June 30, 2005					10,066.90

Deferred income tax assets and liabilities are offset when it related to the same legal tax authority.

The consolidated and the company's balance sheet comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Deferred tax assets				
Petroleum income tax	-	12.23	-	-
Income tax under Revenue Code	21.62	10.06	-	-
Total	21.62	22.29	-	-
Deferred tax liabilities				
Petroleum income tax	8,603.19	8,963.29	8,014.44	8,518.92
Income tax in the foreign country	1,485.33	1,293.73	-	-
Total	10,088.52	10,257.02	8,014.44	8,518.92
	10,066.90	10,234.73	8,014.44	8,518.92

9. **Prepaid Expenses**

Prepaid expenses comprised:

	Consolidated		The Company	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Petroleum royalty to the government of the Union of Myanmar	385.28	417.23	-	-
Up-front payment under Bongkot Gas Sale Agreement	404.07	-	404.07	-
Total	789.35	417.23	404.07	-

PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 12 is recognized.

Up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement will be amortized on the basis of additional gas sale volume.

10. Other Non-current Assets

Other non-current assets comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Costs carried for PetroVietnam in projects:				
- Block B&48/95	43.63	41.30	-	-
- Block 52/97	41.68	39.46	-	-
Other deposits	11.27	10.93	10.72	10.38
Other	5.79	2.60	0.48	0.38
Total	102.37	94.29	11.20	10.76

11. Bonds

	Consolidated			
	Jun. 30, 2005		Dec. 31, 2004	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	16,283.87	393.28	15,415.51
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	393.28	18,783.87	393.28	17,915.51

	The Company			
	Jun. 30, 2005		Dec. 31, 2004	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	8,003.44	193.28	7,576.95
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	193.28	10,503.44	193.28	10,076.95

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018.

12. Deferred Income

Deferred income arises from PTTEPI receive advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC receive advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

(Unit: Million Baht)

	Jun. 30, 2005	Dec. 31, 2004
Deferred income for the year 1999	1,262.61	1,550.68
Deferred income for the year 2000	3,110.17	3,218.04
Deferred income for the year 2001	766.53	762.53
Total	5,139.31	5,531.25

13. Provision for decommissioning costs

The Group recognized provision for liabilities as at June 30, 2005 and December 31, 2004 for decommissioning costs expected to be incurred in the future amounting to Baht 5,534.39 million and Baht 5,229.67 million, respectively. The provision has been estimated using existing technology, at current price by the Group's own engineers and managerial judgment.

14. Other Non-current Liabilities

Other non-current liabilities comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
Provision for employee benefits				
The Group	175.59	292.34	167.23	126.67
Joint venture projects	175.52	174.52	175.52	174.74
Total	351.11	466.86	342.75	301.41

The Company recognized provision for employee benefits as at June 30, 2005 amounting to Baht 167.23 million. The provision is for staffs whose employment contract starting before November 1995 and are the member of the provident fund, when resign, after taking into account compensation and benefit under provident fund, receiving less than the relinquished old pension scheme, the Company will then compensate such compensation and benefit equally to the old pension scheme.

PTTEP Siam Limited recognized provision for employee benefits as at June 30, 2005 amounting to Baht 8.36 million.

15. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On May 12, 2005, the Company changed its registered paid-up capital to be 653.39 million ordinary shares at Baht 5 each, or a total of Baht 3,266.96 million, increasing 0.06 million shares, or a total of Baht 0.30 million from the exercise of warrants to purchase ordinary shares by employees. The difference of 11.01 million shares reserve for;

- The exercise of warrants 1.20 million units to purchase ordinary shares 2.4 million shares by employees on June 16, 1998. (one warrant provides the right to purchase two ordinary shares) to the directors, managements and employees with exercised price of 150 Baht per share. The last exercise date on September 14, 2003, no employees exercised the warrants to purchase ordinary shares. However the annual general meeting of the shareholders approved the reallocation of the 2.4 million shares to be reserved for the exercise of right under the newly issued warrants in year 2004-2006.

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. As at June 30, 2005, the employees exercised the warrants to purchase 1.39 million shares (0.40 million shares in 2003, 0.93 million shares in 2004 and 0.06 million shares in 2005). Therefore, there are remaining outstanding balances of shares reserve 8.61 million shares for;

  - On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of Baht 111 per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2003. As of June 30, 2005, the total of 1,194 people exercised the warrants to purchase 0.93 million shares. Therefore, there are remaining outstanding balances of warrants 1.07 million units and shares reserved 1.07 million shares.

  - On August 1, 2003, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of Baht 117 per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2004. As of June 30, 2005, the total of 658 people exercised the warrants to purchase 0.46 million shares. Therefore, there are remaining outstanding balances of warrants 1.54 million units and shares reserved 1.54 million shares.

  - On August 1, 2004, the Company provides warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 183 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2005.

- Remaining balance of ordinary shares 3.20 million shares to be reserved for providing warrants. On April 5, 2005, the annual general meeting of the shareholders approved warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 278 Baht per share. The annual general meeting of the shareholders also approved to reserve share capital 2.8 million shares for exercise those warrants.

16. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the period of six months ended June 30, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Realized gain (loss) on foreign exchange	631.30	(16.50)	(10.73)	(27.26)
Unrealized loss on foreign exchange	(453.48)	(391.96)	(506.80)	(238.34)
Total	177.82	(408.46)	(517.53)	(265.60)

17. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the period.

	Consolidated and the Company	
	For the period of six months ended June 30	
	2005	2004
Net profit attributable to shareholders (Million Baht)	9,734.50	6,655.39
Weighted average number of outside ordinary shares in issue (no. of share, Million)	653.37	652.43
Basic earnings per share (Baht)	14.90	10.20

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated and the Company	
	For the period of six months ended June 30	
	2005	2004
Net profit attributable to shareholders (Million Baht)	9,734.50	6,655.39
Net profit used to determine diluted earnings per share (Million	9,734.50	6,655.39
Weighted average number of outside ordinary share in issue (no. of share, Million)	653.37	652.43
Adjustments for share options (no. of share, Million)	1.69	0.86
Weighted average number of outside ordinary shares for diluted earnings per share (no. of share, Million)	655.06	653.29
Diluted earnings per share (Baht)	14.86	10.19

18. Segment information

Primary reporting - business segments

(Unit: Million Baht)

	Consolidation for the period of six months ended June 30, 2005						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	562.22	669.72		916.03			2,147.97
- Related parties	21,617.49	3,920.87		1,467.27		(1,467.27)	25,538.36
Share of associates		40.21			(1.28)		38.93
Total revenues	**22,179.71**	**4,630.80**	**-**	**2,383.30**	**(1.28)**	**(1,467.27)**	**27,725.26**
Production expenses	1,547.87	1,737.33		68.96		(1,490.22)	1,863.94
Administrative expenses – project	568.62	167.66	35.63	12.08			783.99
Exploration cost							
- Dry hole	1.38	91.62					93.00
- Geological and	150.66	83.02	146.07				379.75
Depreciation, depletion and amortization	3,564.39	297.12	2.05	120.30			3,983.86
Royalties	2,762.27	487.01					3,249.28
(Gain) loss on foreign exchange rate	(306.99)	9.05					(297.94)
Loss from divestment		577.87					577.87
Total expenses	**8,288.20**	**3,450.68**	**183.75**	**201.34**	**-**	**(1,490.22)**	**10,633.75**
Segment result	**13,891.51**	**1,180.12**	**(183.75)**	**2,181.96**	**(1.28)**	**22.95**	**17,091.51**
Depreciation - general							(81.04)
Selling and administrative expenses - general							(373.54)
Operating profit							**16,636.93**
Other income, net							43.50
Finance cost - Interest income							376.86
- Interest expenses							(663.76)
Loss on foreign exchange rate							(120.12)
Director's remuneration							(4.73)
Profit before tax							**16,268.68**
Tax – Project	(5,523.90)	(541.96)		(466.25)			(6,532.11)
- Group							(2.07)
Net Income	**8,367.61**	**638.16**	**(183.75)**	**1,715.71**			**9,734.50**
Assets							
Segment assets	48,022.66	13,647.53	1,421.45	7,213.42	716.34		71,021.40
Investment under equity method					2,049.46		2,049.46
Unallocated assets							41,767.97
Consolidated total assets							**114,838.83**
Liabilities							
Segment liabilities	13,861.23	5,840.83	208.51	666.52	144.21		20,721.30
Unallocated liabilities							32,958.03
Consolidated total liabilities							**53,679.33**
Capitalization cost	**4,942.27**	**1,128.02**	**737.48**	**449.20**	**93.63**		**7,350.60**

18. **Segment information (continue)**

Primary reporting - business segments

(Unit: Million Baht)

	Consolidation for the period of six months ended June 30, 2004						
	Exploration and Production			**Pipeline**	**Others**		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	522.03			761.24			1,283.27
- Related parties	17,635.50	3,078.19		1,044.63		(1,044.63)	20,713.69
Total revenues	**18,157.53**	**3,078.19**	**-**	**1,805.87**	**-**	**(1,044.63)**	**21,996.96**
Production expenses	1,351.84	1,289.22		74.33		(1,058.35)	1,657.04
Administrative expenses – project	359.06	154.95	22.43	16.66			553.10
Exploration cost							
- Dry hole	0.09	0.04					0.13
- Geological and geophysical	30.03	134.66	6.24				170.93
Depreciation, depletion and amortization	3,736.32	179.45	1.11	124.92			4,041.80
Royalties	2,311.76	342.76					2,654.52
Share of associates		74.98			(13.97)		61.01
(Gain) loss on foreign exchange rate	136.74	4.23	(0.43)				140.54
Total expenses	**7,925.84**	**2,180.29**	**29.35**	**215.91**	**(13.97)**	**(1,058.35)**	**9,279.07**
Segment result	**10,231.69**	**897.90**	**(29.35)**	**1,589.96**	**13.97**	**13.72**	**12,717.89**
Depreciation - general							(87.14)
Selling and administrative expenses - general							(351.15)
Operating profit							**12,279.60**
Other income, net							43.92
Finance cost - Interest income							78.72
- Interest expenses							(671.14)
Gain(Loss) on foreign exchange rate							(267.92)
Director's remuneration							(4.33)
Profit before tax							**11,458.85**
Tax - Project	(4,229.15)	(507.67)		(402.76)			(5,139.58)
- Group							336.12
Net Income	**6,002.54**	**390.23**	**(29.35)**	**1,187.20**			**6,655.39**
Assets							
Segment assets	47,204.04	11,988.05	121.96	6,986.49	324.22		66,624.76
Investment under equity method		9,414.86			1,682.25		11,097.11
Unallocated assets							19,695.40
Consolidated total assets							**97,417.27**
Liabilities							
Segment liabilities	10,930.15	6,849.63	32.81	886.60			18,699.19
Unallocated liabilities							30,724.16
Consolidated total liabilities							**49,423.35**
Capitalization cost	**20,498.62**	**562.61**	**28.61**	**3,008.99**	**2,854.41**		**26,953.24**

Business segmentation

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in Southeast Asia, Middle East and North Africa. As of balance sheet date, the Group had 8 projects under production and 17 projects in exploration phases.
- Overseas pipeline segment, the Group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest e.g. Yadana and Yetagun project
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit : Million Baht)

	Consolidation for the period of six months ended June 30, 2005			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	562.22	1,585.75	-	2,147.97
- Related parties	21,617.49	3,920.87	-	25,538.36
Segment assets	48,739.00	20,860.95	1,421.45	71,021.40
Investment under equity method	2,049.46	-	-	2,049.46
Capitalization cost	5,035.90	1,577.22	737.48	7,350.60
Consolidated total assets	92,556.43	20,860.95	1,421.45	114,838.83

(Unit: Million Baht)

	Consolidation for the period of six months ended June 30, 2004			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	522.03	761.24	-	1,283.27
- Related parties	17,635.50	3,078.19	-	20,713.69
Segment assets	47,528.26	18,974.54	121.96	66,624.76
Investment under equity method	1,766.44	9,600.70	-	11,367.14
Capitalization cost	23,353.03	3,571.60	28.61	26,953.24
Consolidated total assets	68,720.07	28,575.24	121.96	97,417.27

19. Disclosure of Financial instruments

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

(Unit : Million Baht)

	As at June 30, 2005	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,665.34	9,189.44
Cross currency interest and principal swaps	8,003.44	7,638.52
Unsecured and unsubordinated USD 200 million	8,281.82	8,762.87
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,442.48

20. Dividend

On April 5, 2004, the annual general meeting of the shareholders approved payment of a dividend for the year 2004 of Baht 9 per share to the company's shareholders, 653.37 million shares total amounting to Baht 5,880 million.

21. Contingent Liability

As at June 30, 2005, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.35 million in the financial statements of the Company and Baht 644.60 million in the consolidated financial statements.

On January 23, 2004, Arthit's joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT in 2006. The Company's portion to the commitment is approximately USD 32 million.

22. Account reclassification

The Company reclassified accounts in financial statements for the period of 2004 in order to make comparable with those of 2005.

23. Significant Events During the Period

On April 27, 2005, PTTEP ME signed the Gas Sales Agreement of Oman 44 project with the Government of Sultanate of Oman. PTTEP ME is the operator with a 100% participation interest.

On June 16, 2005, PTTEPI and PC JDA Limited signed the Gas Sales Agreement of MTJDA project (Blocks B-17 & C-19 and B-17-01) with PTT. PTTEPI is a joint operator with PC JDA Limited by holding participation interest 50% and 50% respectively.

On June 17, 2005, a group of Buyers, PTTEPO and Mitsui Oil Exploration Co., Ltd. with a participation interest of 59.94% and 40.06% respectively, signed a Stock Purchase Agreement (SPA) with a group of Sellers, Pogo Overseas Production B.V. and Pogo Producing Company, in order to jointly acquire all the shares of the Pogo group in Thailand, consisting of 100% shares of Thaipo Limited and 46.34% shares of B8/32 Partners Limited. According to the SPA, PTTEPO will pay the total amount of approximately USD 490 million for this acquisition. On July 20, 2005, the existing partners, namely Chevron Offshore (Thailand) Limited and Palangsophon Two Company Limited (PSTL), waived the First Right of Refusal under the Joint Operating Agreement.

However, in exchange for the waiver of the First Right of Refusal by PSTL, Buyers have agreed to sell 10% of the acquired Pogo group's assets to PSTL, in the amount of approximately USD 82 million. Buyers will proceed with the closing of the acquisition after the approval is granted by the Thai government.

24. Events after Balance Sheet Date

On July 13, 2005, the joint venture partners of Bongkot project signed the Amendment of the Bongkot Gas Sales Agreement (GSA) in order to expand the Development Areas as described in the existing GSA. In addition, PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. The Company make and up-front payment to PTT to the amount of Baht 444.45 million on the signing date of the Amendment.

On July 18, 2005, PTTEPO signed a Farm-in/Farm-out Agreement to acquire the interest in the Merangin I Production Sharing Contract, with PT Medco E&P Merangin. The participating interest for PT Medco E&P Merangin (the Operator) will be 61% and for PTTEPO 39%. The participation will be valid after an Indonesian government agency approves the above-mentioned Farm-in/Farm-out Agreement.

On July 25, 2005, PTTEPI signed the Production Sharing Contract to become the Operator with 100% interest in petroleum exploration project Block M-11, Union of Myanmar.

The Audit Committee reviewed for issuing of the financial statements on July 27, 2005.